SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620207

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A1

CUSIP No. 204620207	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,978,122
	6	SHARED VOTING POWER 421,792
	7	SOLE DISPOSITIVE POWER 4,978,122
	8	SHARED DISPOSITIVE POWER 421,792
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,399,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON IN-IA-OO**

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**	See Item 4

Item 1	(a).	Name of Issuer:

Comprehensive Care Corporation

Item 1	(b).	Address of Issuers’s Principal Executive Offices:

3405 W. Dr. Martin Luther King Jr. Blvd Suite 101 Tampa, Florida 33607

Item 2	(a).	Name of Person Filing:

Lloyd I. Miller, III

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

222 Lakeview Avenue Suite 160-365 West Palm Beach, Florida 33401

Item 2	(c).	Citizenship:

U.S.A.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

204620207

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP:

The reporting person has sole voting and dispositive power with respect to 4,978,122 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the manager of a limited liability company that is the adviser to certain family trusts, (iii) plan administrator of a pension plan and (iv) an individual. The reporting person has shared voting and dispositive power with respect to 421,792 of the reported securities as (i) co-member and co-manager of a limited liability company, and (ii) as an authorized person with respect to a custody account. Of the reported securities herein 5,121,100 consist of rights to purchase the Issuer’s common stock pursuant to certain warrants which were exercisable beginning on September 15, 2010 and ending on September 15, 2015 at an exercise price of $0.25 per share. The warrants were issued in connection with that certain Agreement of Exchange and Issuance of Senior Notes and Warrants dated April 30, 2010.

(a) 5,399,914

(b) 8.4%

(c) (i) sole voting power:

4,978,122

(ii) shared voting power:

421,792

(iii) sole dispositive power:

4,978,122

(iv) shared dispositive power:

421,792

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III